UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

120 chemin de la Rive

Gatineau, Québec, Canada J8M 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 through 99.5 included with this Report on Form 6-K are hereby incorporated by reference into (i) the Registration Statement on Form F-10 of HEXO Corp. and HEXO Operations Inc. (File No. 333-256131), and (ii) the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-255264).

Exhibit	Description

99.1	Notice of Change of Auditor dated January 9, 2023

99.2	Letter from Macias Gini & O’Connell LLP, Certified Public Accountants dated January 11, 2023

99.3	Letter from PricewaterhouseCoopers LLP, Chartered Professional Accountants dated January 12, 2023

99.4	Amended and Restated Notice of Annual Meeting of Shareholders dated January 12, 2023 in respect of the registrant’s annual meeting of shareholders scheduled to be held on January 31, 2023

99.5	Supplement dated January 12, 2023 to the Management Information Circular dated December 14, 2022 in respect of the registrant’s annual meeting of shareholders scheduled to be held on January 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: January 13, 2023	/s/ Julius Ivancsits
Chief Financial Officer